UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-32221

CUSIP NUMBER
(Check One): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D	38045R206
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GOL Linhas Aéreas Inteligentes S.A. (GOL Intelligent Airlines Inc.)

Full Name of Registrant
Not applicable
Former Name if Applicable

Praça Comandante Linneu Gomes, S/N
Address of Principal Executive Office (Street and Number )

São Paulo, São Paulo, 04626-020, Brazil
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GOL Linhas Aéreas Inteligentes S.A. (GOL Intelligent Airlines Inc.) (the “Registrant”) respectfully notifies the Securities and Exchange Commission that it will be unable to timely file, without unreasonable effort and expense, its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”).

As previously disclosed, on January 25, 2024, the Registrant and its subsidiaries filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (11 U.S.C. § 101, et. seq.) in the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No.  24-10118 (MG) (“Chapter 11 Proceedings”). As a result of the Chapter 11 Proceedings, the Registrant’s senior management, financial, accounting and administrative personnel is devoting a substantial part of their time to the Registrant’s Chapter 11 Proceedings, in addition to maintaining the normal course ongoing operations. As a result, the Registrant needs additional time to conclude the preparation of the Public Company Accounting Oversight Board (PCAOB) financial statements and audit process for the 2023 year-end financial statement, and related internal discussions and approvals on, and further review of, the disclosures in the Annual Report.

The Registrant is making all efforts to file the Annual Report within 15 calendar days following the prescribed due date. However, no assurance can be given that it will be able to file the Annual Report within the 15-day period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mr. Mario Tsuwei Liao	+55 11	5098-7881
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).                       ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GOL Linhas Aéreas Inteligentes S.A.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2024	By:	/s/ Mario Tsuwei Liao
Mario Tsuwei Liao
Chief Financial Officer and Investor Relations Officer